Brian F. Leaf

T: +1 703 456 8053

bleaf@cooley.com

June 7, 2022

Division of Corporation Finance

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:      Super Group (SGHC) Ltd

           Amendment No. 1 to Registration Statement on Form F-1

           Filed March 23, 2022

           File No. 333-263800

Ladies and Gentlemen:

Set forth below are the responses of Super Group (SGHC) Ltd (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated April 11, 2022, with respect to the Registration Statement on Form F-1 filed with the Commission on March 23, 2022, File No. 333-263800 (such Registration Statement the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions in our responses correspond to the Amendment No. 1, unless otherwise specified.

Amendment No. 1 to Registration Statement on Form F-1 Filed March 23, 2022

Prospectus Cover Page

1.

For each of the securities being registered for resale, please disclose the price that such selling securityholders paid for each of their securities or, to the extent applicable, the price that such selling securityholders paid for any securities overlying any securities being registered for resale. Please make conforming changes in the prospectus summary. In this regard, please ensure disclosure of such price for all such selling securityholders that held securities in SEAC prior to the closing of the business combination with Super Group (SGHC) Limited, including the sponsor, founders, certain directors and officers and PJT Partners Holdings LP and for all such selling securityholders who participated in any PIPE financing or other private placement financing in connection with the closing of the business combination.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover and pages 19, 20 and 76 to disclose that the selling securityholders paid a nominal price for the ordinary shares and private placement warrants being registered for resale and will profit from sales at prices lower than the current trading price. The Company supplementally advises the Staff that there was no PIPE financing or other private placement financing in connection with the closing of the Business Combination.

Securities and Exchange Commission

June 7, 2022

2.

Disclose the exercise price(s) of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover and pages 22, 77, 93 and 123 to disclose the exercise price of the warrants, the fact that any cash proceeds to be received by the Company will be dependent on the prevailing share price, and the likelihood that the warrant holders will not exercise their warrants if the warrants are out of the money. The Company supplementally advises the Staff that it believes that its liquidity position and capital resources have not been materially impacted by the redemption of shares in the Business Combination or the current trading price of its ordinary shares following the consummation the Business Combination. The Company has added disclosure on page 124 to this effect.

3.

We note the significant number of redemptions of SEAC Class A Shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that certain of the shares being registered for resale were purchased by certain selling securityholders for prices considerably below the current market price of the Super Group ordinary shares. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Super Group ordinary shares.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages on the prospectus cover and pages 20 and 76 to disclose that the selling securityholders acquired their securities at prices that are significantly lower than the current trading price of the ordinary shares, and that the sale or possibility of sale of ordinary shares and warrants could have the effect of increasing the volatility in the ordinary shares price or putting significant downward pressure on the ordinary shares and warrants.

Prospectus Summary, page 1

4.

Please highlight any differences in the current trading price, the prices that the selling securityholders (including the sponsor, founders, officers, directors, PIPE investors or any other private placement investors) acquired their securities, and the price that the public securityholders acquired their shares and warrants. Disclose that while such selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit that such selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Securities and Exchange Commission

June 7, 2022

RESPONSE: The Company refers the Staff to its response to Comment 1 above.

Risk Factors

“Future resales of Super Group Ordinary Shares and/or warrants may cause the market price of such securities to drop significantly . . . “, page 75

5.

You state that “[f]uture” resales of your common stock and/or warrants may cause the market price of such securities to drop significantly. This statement should be updated given that this prospectus is facilitating those sales. Please also revise to highlight the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Super Group ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even if the trading price of Super Group ordinary shares falls to be at or significantly below the SPAC IPO price, certain selling securityholders may have an incentive to sell because they will still profit on sales of shares purchased at lower prices as compared to the prices paid by public investors.

RESPONSE: The Company refers the Staff to its response to Comment 3 above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations , page 101

6.

We note that the projected revenues for 2021 were $1.580 million, as set forth in the unaudited prospective financial information management prepared and provided to the board in connection with the evaluation of the business combination. To the extent material, please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity, including whether you will meet your 2021 revenue projections.

RESPONSE: The Company advises the Staff that the 2021 revenue projections have been replaced with historical financial statements for the year ended December 31, 2021 and that based on such actual revenues it does not believe there have been material impacts on its liquidity and financial position. The Company has added disclosure on page 124 to this effect.

Securities and Exchange Commission

June 7, 2022

7.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Super Group ordinary shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

RESPONSE: The Company refers Staff to its response to Comment 2 above.

8.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s ordinary shares. Your discussion should highlight the fact that Knutsson Limited and Chivers Limited, beneficial owners of collectively over 68% of your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on the cover and on page 76 to disclose that the selling securityholders hold a disproportionately large portion of the outstanding ordinary shares. The Company has also noted on page 76 that the two largest stockholders, Knutsson Limited and Chivers Limited, who beneficially own nearly 70% of the issued and outstanding ordinary shares in the aggregate, will be able to sell all of their securities held for so long as the registration statement of which this prospectus forms a part is in effect.

General

9.

Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. As example only, we note your disclosure on page 25 that “SEAC does not expect to generate any operating revenues until after the completion of the initial business combination at the earliest.” This statement should be updated given that the business combination was completed.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has updated the disclosure throughout the prospectus.

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Securities and Exchange Commission

June 7, 2022

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Brian Leaf of Cooley LLP at +1 703-456-8053.

Very truly yours,

Cooley LLP

/s/ Brian F. Leaf
Brian F. Leaf

Enclosures

cc:	Justin Stock, Cooley LLP

David G. Peinsipp, Cooley LLP

David Boles, Cooley LLP